Exhibit 99.1

Catalyst Paper announces Crofton unions voting results

RICHMOND, BC, Jan. 29, 2012 /CNW/ - Catalyst Paper Corporation (TSX: CTL) advised today that at votes taken this weekend, one union local at the Crofton mill voted down a new labour agreement while the other union local voted to support a new labour agreement. Unanimous ratification of a new labour agreement by January 31, 2012 is a condition of the company's recapitalization transaction announced on January 14, 2012.

Local 2 of the Pulp, Paper and Woodworkers Union of Canada (PPWC) voted down the new labour agreement at a ratification meeting on Saturday. PPWC represents approximately 380 employees at the Crofton pulp mill.

On Friday, Communications, Energy and Paperworkers Union of Canada (CEP) local 1132 voted to support the new labour agreement, joining locals 1, 76, 592 and 686 which had earlier ratified the agreement to take effect at expiry of the current agreement April 30, 2012. The CEP locals represent 700 employees at the company's Crofton, Powell River and Port Alberni paper mills. Details of the proposed agreements are not being disclosed at this time.

"We started discussions with all parties early knowing that difficult choices lay ahead and that decisions could not be taken lightly to successfully close a very complicated but vital restructuring process," said Kevin J. Clarke, President and CEO. "With five union locals ratifying the new labour agreement - a commitment to our company that is very much appreciated - it is disappointing that we could not gain support of the sixth union local.

"Despite this setback, it's important to recognize that a majority of employees are making daily contributions that are helping our company build a bridge to the future. A goal we all share is to put our company on stronger financial footing which helps keep machines running, helps save local jobs and supports mill communities - not just for weeks or months but for years," he said.

The company previously announced that it has reached an agreement with certain noteholders for their support of a recapitalization through a plan of arrangement under the Canada Business Corporations Act. The agreement is subject to termination if a new labour agreement with all union locals at the company's Canadian mills has not been ratified by January 31, 2012. In addition, implementation of the plan of arrangement is subject to approval by not less than 66⅔% of the votes cast by holders of each of the Senior Secured Notes and the Senior Notes at meetings to be held to consider the arrangement, the approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.

For further details on the recapitalization, please refer to the company's news release dated January 14, 2012 and the filings of the company available on SEDAR (www.sedar.com), EDGAR (www.sec.gov and the company's web page www.catalystpaper.com).  Investors who have questions about the recapitalization may contact Nancy Turner of Perella Weinberg Partners, the financial advisor for Catalyst Paper, at 415-671-4550.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to labour costs, work practices and the impact of economic conditions are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Lyn Brown, Vice President,
Marketing & Corporate Responsibility
(604) 247-4713

CO: Catalyst Paper Corporation

CNW 00:31e 30-JAN-12